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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549

                                 FORM 12b-25

               FIVE (5) DAY EXTENSION TO FILE QUARTERLY REPORT
                   PURSUANT TO SECTION 13 or 15 (d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                                 May 15, 1996

                       For Quarter Ended March 31, 1996
                        Commission File Number: 0-9969


                           CENTURY INDUSTRIES, INC.
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            (Exact name of Registrant as specified in its charter)

     District of Columbia                                  54-1100941
- --------------------------------------------------------------------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization                         Identification No.)


         45034 Underwood Lane
              Sterling, Va.                                     20166
         (Mail) P.O. Box 319
              Sterling, Va.                                     20167
- --------------------------------------------------------------------------------
(Address of principal executive offices)                      (Zip Code)


Registrant's telephone number, including area code: (703) 471-7606.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             (1) Yes   x      No
                                     -----       -----
                             (2) Yes   x      No
                                     -----       -----

A statement of the Registrant's auditors pursuant to 12b-25 (c) is incorporated herein as Exhibit 15.1, stating that the first quarter's results will be filed within the time prescribed in 12b-25 (b)(ii).
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     The Registrant must now consolidate the first quarter's results for its newly acquired subsidiary, U.S. Insurance Brokers, Inc. (USIB), and the Registrant's auditors need the additional time to complete the consolidation of USIB's first quarter financial results.

     Additionally, the first quarter 1996 is the first time that the Registrant is filing electronically on the EDGAR system, and its third party EDGAR contractor is converting the Registrant's first quarter results to EDGAR for filing for the first time.

                                  SIGNATURES

     In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           Century Industries, Inc.


May 15, 1993

                            /s/ Ted L. Schwartzbeck, Executive Vice President
                           --------------------------------------------------
                           Ted. L. Schwartzbeck, Executive Vice President
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                              INDEX TO EXHIBITS


(1)  Underwriting Agreement.  Not applicable.

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession. Not applicable.

(3)  Articles of Incorporation and Bylaws.  Not applicable.

(4) Instruments defining the rights of security holders, including indentures. Not applicable.

(5)  Opinion:  re: Legality.  Not applicable.

(6)  Opinion:  re: Liquidation Preference.  Not applicable.

(7)  Opinion:  re: Liquidation Preference.  Not applicable.

(8)  Opinion:  re: Tax Matters.  Not applicable.

(9)  Voting Trust Agreement.  Not applicable.

(10) Material Contracts.  Not Applicable.

(11) Statement re: Computation of Per Share Earnings.  Not applicable.

(12) Statement re: Computation of Ratios.  Not applicable.

(13) Annual Report to Securities Holders, etc.  Not applicable.

(14) Material Foreign Contracts.  Not applicable.

(15) Letter re: unaudited Interim, Financial Information.

     15.1 Auditor's letter

(16) A Letter regarding change in certified accountant.  Not applicable.

(17) Letter re director resignation.  Not applicable.

(18) Letter re: Change in Accounting principles.  Not applicable.

(19) Previously Unfiled Documents.  Not applicable.
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INDEX TO EXHIBITS - CONT'D

(20) Report Furnished to Security Holders.  Not Applicable.

(21) Other documents or statements to security holders.  Not Applicable.

(22) Subsidiaries of the Registrant.  Not Applicable.

(23) Published Report Regarding Matters Submitted to Securities Holders. Not Applicable.

(24) Consents of experts and counsel.  Not applicable.

(25) Power of Attorney.  Not applicable.

(26) Statement of Eligibility of Trustee.  Not Applicable.

(27) Invitations far Competitive Bids.  Not Applicable.

(28) Additional Exhibits.  Not applicable.

(29) Information from Reports Furnished to State Insurance Regulatory Authorities. Not Applicable.